GALIANO GOLD INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2024 and 2023

(Expressed in United States dollars, unless otherwise noted)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management's Report on Financial Statements

The consolidated financial statements of Galiano Gold Inc. have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities. The Audit Committee meets with the Company's management and external auditors to discuss the results of the audits and to review the consolidated financial statements prior to the Audit Committee's submission to the Board of Directors for approval. The Audit Committee also reviews the quarterly financial statements and recommends them for approval to the Board of Directors, reviews with management the Company's systems of internal control, and reviews the scope of the external auditors' audit and non‐audit work. The Audit Committee is appointed by the Board, and all of its members are independent directors.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Professional Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

Management's Report on Internal Controls over Financial Reporting

Management has developed and maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and therefore, may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, the Company's internal control over financial reporting is effective as at December 31, 2024.

"Matt Badylak"	"Matthew Freeman"
Matt Badylak	Matthew Freeman
Director, President & Chief Executive Officer	Executive Vice President & Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Galiano Gold Inc.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Galiano Gold Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2023.

Vancouver, Canada

March 17, 2025

GALIANO GOLD INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2024 AND DECEMBER 31, 2023
(In thousands of United States Dollars)

		December 31, 2024	December 31, 2023
	Note	$	$
Assets
Current assets
Cash and cash equivalents	7	105,775	55,270
Accounts receivable		104	1,060
Inventories	8	42,830	-
Value added tax receivables		8,328	-
Prepaid expenses and other		8,548	764
		165,585	57,094
Non‐current assets
Financial assets	9	-	70,165
Investment in joint venture	10	-	85,818
Reclamation deposits		5,339	-
Mineral properties, plant and equipment	11	329,429	225
		334,768	156,208
Total assets		500,353	213,302

Liabilities
Current liabilities
Accounts payable and accrued liabilities		64,348	11,863
Lease liabilities	12	15,937	125
Deferred consideration	14	23,535	-
Provisions	13	6,995	-
		110,815	11,988
Non‐current liabilities
Lease liabilities	12	22,935	78
Deferred and contingent consideration	14	47,835	‐
Asset retirement provisions	13	66,060	‐
Other non‐current liabilities		4,939	318
		141,769	396
Total liabilities		252,584	12,384

Equity
Common shareholders' equity		616,203
Share capital	15		579,619
Equity reserves		52,948	53,112
Accumulated deficit		(425,695)	(431,813)
Total common shareholders' equity		243,456	200,918
Non‐controlling interest	17	4,313	-
Total equity		247,769	200,918

Total liabilities and equity		500,353	213,302

Business combination	6
Commitments and contingencies	25

The accompanying notes form an integral part of these consolidated financial statements .

Approved on behalf of the Board of Directors:

"Matt Badylak"	"Greg Martin"
Director	Director

GALIANO GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(In thousands of United States Dollars, except dollar per share amounts)

		December 31, 2024	December 31, 2023
	Note	$	$

Revenue	18	231,339	-

Cost of sales:
Production costs	19	(115,769)	-
Depreciation and depletion	11	(23,603)	-
Royalties	20	(13,957)	-
Total cost of sales		(153,329)	-

Income from mine operations		78,010	-

Termination of offtake agreement	18	(13,063)	-
General and administrative expenses	21	(20,022)	(15,286)
Exploration and evaluation expenditures		(6,142)	(2,009)
Share of net income related to joint venture	10	2,432	31,670
Service fee earned as operators of joint venture	22	976	5,747
Gain on derecognition of equity investment in joint venture	10	1,416	-
Income from operations and joint venture		43,607	20,122

Transaction costs	6	(2,492)	(378)
Finance income	23(a)	5,853	6,255
Finance expense	23(b)	(38,304)	(23)
Foreign exchange (loss) gain		(123)	109
Net income and comprehensive income for the year		8,541	26,085

Net income attributable to:
Common shareholders of the Company		6,118	26,085
Non‐controlling interest	17	2,423	-
Net income for the year		8,541	26,085

Weighted average number of shares outstanding:
Basic	24	250,651,506	224,946,412
Diluted	24	255,772,078	225,176,714

Net income per share attributable to common shareholders:
Basic		0.02	0.12
Diluted		0.02	0.12

The accompanying notes form an integral part of these consolidated financial statements .

GALIANO GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(In thousands of United States Dollars, except for number of common shares)

						Non-
		Number of		Equity	Accumulated	controlling
		shares	Share capital	reserves	deficit	interest	Total equity
	Note		$	$	$	$	$

Balance as at December 31, 2022		224,943,453	579,591	51,998	(457,898)	‐	173,691
Issuance of common shares on exercise of stock options	16(a)	29,333	28	(9)	‐	‐	19
Share‐based compensation expense	16(a)	‐	‐	1,123	‐	‐	1,123
Net income and comprehensive income for the year		‐	‐	‐	26,085	‐	26,085
Balance as at December 31, 2023		224,972,786	579,619	53,112	(431,813)	‐	200,918
Issuance of common shares:
Business combination, net of share issuance costs	6	28,500,000	32,449	-	-	-	32,449
Exercise of stock options	16(a)	3,605,160	4,135	(1,292)	-	-	2,843
Non‐controlling interest assumed in Acquisition	6	-	-	-	-	1,890	1,890
Share‐based compensation expense	16(a)	-	-	1,128	-	-	1,128
Net income and comprehensive income for the year		-	-	-	6,118	2,423	8,541
Balance as at December 31, 2024		257,077,946	616,203	52,948	(425,695)	4,313	247,769

The accompanying notes form an integral part of these consolidated financial statements.

GALIANO GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(In thousands of United States Dollars)

		December 31, 2024	December 31, 2023
	Note	$	$
Operating activities:
Net income for the year		8,541	26,085
Adjustments for:
Depreciation and depletion	11, 21	23,737	143
Share‐based compensation	21	6,874	6,164
Share of net income related to joint venture	10	(2,432)	(31,670)
Gain on derecognition of equity investment in joint venture	10	(1,416)	-
Transaction costs	6	2,492	-
Finance income	23(a)	(5,853)	(6,255)
Finance expense	23(b)	38,304	17
Unrealized foreign exchange (loss) gain		(686)	7
Operating cash flow before working capital changes		69,561	(5,509)
Change in non‐cash working capital	27	(13,815)	1,875
Cash provided by (used in) operating activities		55,746	(3,634)

Investing activities:
Acquisition of 45% interest in joint venture from Gold Fields	6	(65,000)	-
Cash and cash equivalents assumed on acquisition	6	112,502	-
Transaction costs paid	6	(2,492)	-
Redemption of preferred shares in joint venture	9	25,000	-
Expenditures on mineral properties, plant and equipment	11	(66,901)	(35)
Interest received	23(a)	4,707	2,899
Purchase of other assets		(2,027)	-
Cash provided by investing activities		5,789	2,864

Financing activities:
Payment of lease liabilities	12	(13,400)	(127)
Shares issued for cash on exercise of stock options	16(a)	2,843	19
Share issuance costs		(41)	-
Cash used in financing activities		(10,598)	(108)

Impact of foreign exchange on cash and cash equivalents		(432)	37

Increase (decrease) in cash and cash equivalents during the year		50,505	(841)
Cash and cash equivalents, beginning of year		55,270	56,111
Cash and cash equivalents, end of year		105,775	55,270

Supplemental cash flow information	27

The accompanying notes form an integral part of these consolidated financial statements.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

1. Nature of operations

Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.  The Company's head office and principal address is located at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 3500, 1133 Melville Street, Vancouver, V6E 4E5. The Company's common shares trade on the Toronto Stock Exchange and NYSE American Exchange under the ticker symbol "GAU".

Until March 4, 2024, the Company's principal business activity was the operation of the Asanko Gold Mine ("AGM") through a joint venture arrangement (the "JV") associated with the Company's then 45% equity interest in the entity that held the AGM mining licenses and gold exploration tenements (see note 6).

On March 4, 2024 (the "Acquisition Date"), the Company acquired Gold Fields Limited's ("Gold Fields") 45% interest in the AGM (the "Acquisition"). As of the Acquisition Date, the Company owns a 90% interest in the AGM with the Government of Ghana continuing to hold a 10% free-carried interest (non-controlling interest). Refer to note 6 for further details on the Acquisition and purchase price accounting.

The AGM consists of four main open-pit mining areas: Nkran, Esaase, Abore and Miradani North, multiple satellite deposits and exploration projects located on the Asankrangwa Gold Belt in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

2. Basis of presentation

(a) Statement of compliance

These consolidated financial statements have been prepared using accounting policies in accordance with IFRS as issued by the IASB and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

These consolidated financial statements were authorized for issue and approved by the Board of Directors on March 17, 2025.

(b) Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These consolidated financial statements incorporate the financial information of the Company and its subsidiaries as at December 31, 2024. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are included in the consolidated financial statements of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The results of operations and cash flows of Asanko Gold Ghana Ltd. ("AGGL"), Adansi Gold Company (GH) Ltd. and Shika Group Finance Limited have been consolidated commencing on March 4, 2024 (refer to note 6).

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

2. Basis of presentation (continued)

The principal subsidiaries to which the Company is a party, as well as their geographic locations, were as follows as at December 31, 2024:

Affiliate name	Location	Interest	Classification and accounting method
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Galiano International (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold Exploration Mali SARL	Mali	100%	Consolidated
Galiano Gold Exploration Ghana Ltd.	Ghana	100%	Consolidated
BUK West Africa Limited	United Kingdom	100%	Consolidated
Asanko Gold Ghana Ltd.[1]	Ghana	90%	Consolidated
Adansi Gold Company (GH) Ltd. [1]	Ghana	100%	Consolidated
Shika Group Finance Limited[1]	Isle of Man	100%	Consolidated
Galiano Gold Netherlands B.V.[2]	Netherlands	100%	Consolidated

1 From January 1, 2024 to March 3, 2024, the Company equity accounted for its 45% interest in AGGL and its 50% interest in each of Adansi Gold Company (GH) Ltd. and Shika Group Finance Limited.

2 Acquired on March 4, 2024 as part of the Acquisition and name changed from GFI Netherlands B.V. to Galiano Gold Netherlands B.V. on April 2, 2024.

3. Significant accounting policies

The accounting policies described in this section were those applied by the Company during the years ended December 31, 2024 and 2023.

(a) Business combinations

Upon the acquisition of a business, the acquisition method of accounting is applied, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) acquired on the basis of fair value at the date of acquisition.

Acquisition related costs, other than costs to issue equity securities of the Company, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The cost to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issuance costs.

Non-controlling interests are measured at fair value as at the date of acquisition.

Upon the acquisition of control, any previously held interest is re-measured to fair value at the date control is obtained resulting in a gain or loss upon the acquisition of control.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the business combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period (up to 12 months from the acquisition date) to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date. Revisions to provisional amounts are accounted for retrospectively.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(b) Investments in joint arrangements

Prior to March 4, 2024, the Company conducted a portion of its business through joint arrangements where the parties were bound by contractual arrangements establishing joint control and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor's rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.

Under the equity method, the Company's investment in a joint venture is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of net earnings or losses of the joint venture, after any adjustments necessary for impairment losses or reversal of impairment losses after the initial recognition date. The total carrying amount of the Company's investment in a joint venture also includes any long‐term debt interests which in substance form part of the Company's net investment. The Company's share of a joint venture's losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. The Company's share of net earnings or losses of a joint venture are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture are accounted for as a reduction in the carrying amount of the Company's investment. Balances between the Company and its joint ventures are not eliminated, but rather disclosed as related party transactions or balances.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in a joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the joint venture's operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value‐in‐use. If the recoverable amount of an investment is less than the carrying amount, the carrying amount is reduced to its recoverable amount and a corresponding impairment loss is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of the recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. Following an impairment reversal, the Company will continue to recognize its share of net earnings to the extent the investment is anticipated to be recoverable through future cash flows of the joint venture. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

Similar to the assessment of impairment for subsidiaries, the Company reviews mineral properties, plant and equipment of a joint arrangement at the cash‐generating unit level to determine whether there is any indication that these assets are impaired.

Upon closing of the Acquisition, the Company ceased to apply the equity method of accounting and began to fully consolidate the results of the AGM (see note 6).

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(c) Foreign currency translation

Transactions in foreign currencies are initially recorded at the functional currency rate of exchange at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies (i.e. those currencies other than the functional currency) are translated at the functional currency rate of exchange at the date of the statement of financial position. Foreign exchange gains (losses) are recorded in the consolidated statement of operations and comprehensive income for the year.

Non‐monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non‐monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short‐term investments with remaining maturities at initial recognition of ninety days or less, or that are fully redeemable without penalty or loss of interest.

(e) Inventories

Gold on hand, gold in process, and stockpiled ore inventories are recorded at the lower of weighted average production cost and net realizable value. The cost of inventories includes the cost of mining contractors, direct labour, raw materials and consumables,  mine site overhead expenses and applicable depreciation and depletion. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories from their respective states into saleable form less estimated costs to sell.

Production costs are included in gold in process inventory based on current costs incurred up to the point of dore production. The cost of gold on hand represents the cost of gold-in-process inventories plus applicable treatment costs. The costs of inventories sold during the period are presented as production costs and depreciation and depletion, as applicable, in the statement of operations and comprehensive income for the year.

Additions to the cost of ore stockpiles are based on the related current cost of production for the year, while reductions in the cost of ore stockpiles are based on the weighted‐average cost per tonne of ore in the stockpile.

Supplies and spare parts are valued at the lower of weighted‐average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value. Provisions are recorded to reduce the carrying amount of materials and spare parts inventory to net realizable value to reflect current intentions for the use of redundant or slow‐moving items, or for physically obsolete items. Provisions for redundant and slow‐moving items are made by reference to specific items of inventory. The Company reverses write‐downs where there is a subsequent increase in net realizable value and where the inventory is still on hand.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(f) Mineral properties, plant and equipment ("MPP&E")

(i) Mineral properties

Recognition

Capitalized costs of mining properties include the following:

- costs assigned to mining properties acquired in business combinations;

- expenditures incurred to develop mineral properties including pre‐production stripping costs;

- stripping costs in the production phase of a mine if certain criteria have been met (see below);

- costs to define and delineate known economic resources and develop the project;

- borrowing costs attributable to qualifying mining properties, if any; and

- estimates of reclamation and closure costs.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore from which minerals can be extracted economically. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre‐production stripping) are capitalized as incurred. The pre-production stripping period is deemed to end when an open pit achieves steady state production in line with the Company's mine plan. Stripping costs incurred during the production stage of an open pit mine are accounted for as production costs in the consolidated statement of operations and comprehensive income during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when (i) it is probable that future economic benefit associated with the stripping activity will flow to the entity; (ii) the entity can identify the component of the ore body for which access has been improved; and (iii) the costs relating to the stripping activity associated with that component can be measured reliably. These costs are capitalized as mineral properties, plant and equipment.

Production costs are allocated between inventory produced and deferred stripping assets based on the volume of waste extracted compared with the expected waste volume for a given volume of ore production, the latter is known as a ‘strip ratio’. The strip ratio is derived from the Company’s estimated mineral reserves on a pit-by-pit basis.

Management reviews estimates of waste and ore tonnes in each identified component of operating open pit mines at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to the estimated identification of components and the associated waste and ore within each component are accounted for prospectively.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(f) MPP&E (continued)

(i) Mineral properties (continued)

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring rights to explore, exploratory drilling and related exploration costs incurred on tenements without an existing mine and on areas outside the boundary of a known mineral deposit that contains proven and probable reserves. Exploration and evaluation expenditures incurred on a tenement, with the exception of property acquisition costs and costs arising from the recognition of an asset retirement provision, are expensed as incurred up to the date of establishing that the tenement has defined mineral resources and demonstrated technical feasibility and commercial viability.

Expenditures incurred on a tenement subsequent to the establishment of its technical feasibility and commercial viability are capitalized and included in the carrying amount of the related mining property.

The technical feasibility and commercial viability of a mineral deposit is assessed based on a combination of factors, such as, but not limited to:

- the extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;

- the results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

- the status of environmental permits, and

- the status of mining leases or permits.

Depletion

The Company uses a number of criteria to assess whether a mine is in the condition necessary for it to be capable of operating in a manner intended by management which if met, will determine if a mineral property should be depleted. These criteria include, but are not limited to:

- completion of operational commissioning of each major mine and plant component;

- demonstrated ability to mine and mill consistently and without significant interruption at a pre‐determined average rate of designed capacity;

- the passage of a reasonable period of time for testing of all major mine and plant components;

- gold recoveries at or near expected production levels; and

- a significant portion of available funding is directed towards operating activities.

Mineral properties that are operating as intended by management are depleted on a deposit‐by‐deposit basis using the units‐of‐production method over the mine's estimated proven and probable mineral reserves and will commence when the open pit is capable of operating in the manner intended by management. Deferred stripping assets are depleted using the units‐of‐production method over the specific open pit mineral reserves that directly benefit from the specific stripping activity.

Mineral properties that do not meet these criteria are not depleted.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(f) MPP&E (continued)

(ii) Plant and equipment

Recognition

The cost of plant and equipment consists of the purchase price, and costs directly attributable to the delivery of the asset to the location and the condition necessary for it to be capable of operating in the manner intended by management, including the cost of testing whether the asset is operating in the manner intended by management. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Where significant components of an asset have differing useful lives, depreciation is calculated on each separate component.

Depreciation

Depreciation of an asset begins when it is available for use (i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management).

The carrying amounts of plant and equipment are depreciated using either the straight‐line or units‐of‐production method over the shorter of the estimated useful life of the asset or the estimate life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Asset Class	Estimated Useful Life
Processing plant & related components and infrastructure	Units of production over life of mine
Mobile and other mine equipment components	3 to 10 years
Computer equipment and software	3 years
Right‐of‐use assets	Straight‐line over lease term

Management reviews the estimated useful lives, residual values and depreciation methods of the Company's plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Major maintenance and repairs

Expenditure on major maintenance and repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other maintenance and repair costs are expensed as incurred.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(f) MPP&E (continued)

(iii) Impairment of non‐financial assets

The carrying amounts of assets included in MPP&E are reviewed for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. If any such indication exists, the recoverable amount of the relevant cash‐generating unit ("CGU") is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The carrying amounts of the CGUs are compared to their recoverable amounts where the recoverable amount is the higher of value‐in‐use ("VIU") and fair value less costs of disposal ("FVLCD"). FVLCD is defined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants at the measurement date. VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal. The fair value of mine sites is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects. If a reliable estimate of future cash flows cannot be made, then fair value is determined by reference to market prices for comparable assets. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately in the consolidated statement of operations and comprehensive income.

Mineral properties, plant and equipment that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depletion and depreciation expense. Reversals of impairment losses are recognized in the consolidated statement of operations and comprehensive income in the period in which the reversals occur.

(iv) Derecognition

Upon disposal or abandonment, the carrying amounts of MPP&E are derecognized and any associated gains or losses are recognized in the consolidated statement of operations and comprehensive income.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(g) Leases

At inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether it has the right to obtain substantially all of the economic benefits from and to direct the use of the identified asset.

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand‐alone prices.

The Company recognizes a right‐of‐use asset and a lease liability at the lease commencement date. The right‐of‐use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset, or the site on which it is located, less any lease incentives received.

The right‐of‐use asset is subsequently depreciated using the straight‐line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right‐of‐use asset reflects that the Company will exercise a purchase option. In that case, the right‐of‐use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of plant and equipment. In addition, the right‐of‐use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

- fixed payments, including in‐substance fixed payments;

- variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

- amounts expected to be payable under a residual value guarantee; and

- the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease, unless the Company is reasonably certain not to terminate early.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(g) Leases (continued)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option, or if there is a revised in‐substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right‐of‐use asset or is recorded in the consolidated statement of operations and comprehensive income if the carrying amount of the right‐of‐use asset has been reduced to zero.

The Company has elected to apply the practical expedient under IFRS 16 to account for certain lease arrangements that include both lease and non-lease components as a single lease component.

Short‐term leases and leases of low‐value assets

The Company has elected not to recognize right‐of‐use assets and lease liabilities for leases of low‐value assets and short‐term leases, including office equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight‐ line basis over the lease term.

(h) Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of operations and comprehensive income, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre‐tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance expense in the consolidated statement of operations and comprehensive income.

Asset retirement provisions

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. The Company records the estimated present value of future cash flows associated with mine site reclamation as a liability when the liability is incurred with a corresponding increase in the carrying value of the related reclamation asset. A pre‐tax, risk‐free rate discount rate that reflects the time value of money is used to calculate the net present value. The liability is accreted over time to reflect the unwinding of the discount with accretion expense included in finance expense in the consolidated statement of operations and comprehensive income. Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from exploration activities or additional mining, changes to reclamation cost estimates, changes to inflation rates and changes to risk‐free discount rates. Changes in estimates that result in a change to the carrying value of the asset retirement provision have a corresponding change in the carrying amount of the related asset.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(i) Revenue from contracts with customers

Revenue is derived from the sale of gold and by‐products. Revenue is recognized for contracts with customers when there is persuasive evidence that all of the following criteria are met:

- the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

- the Company can identify each party's rights regarding the goods to be transferred;

- the Company can identify the payment terms for the goods to be transferred;

- the contract has commercial substance (i.e. the risk, timing or amount of the Company's future cash flows is expected to change as a result of the contract); and

- it is probable that the Company will collect the consideration to which it will be entitled in exchange for the goods that will be transferred to the customer.

Revenue from gold and any by‐product metals is generally recorded at the time of physical delivery of the refined gold (i.e. when gold is credited to the counterparty's gold account), which is also the date when control of the gold passes to the customer.

(j) Government royalties

Royalty payments to governments which are based on gross revenue are not considered income taxes and are recognized as an expense in the statement of operations and comprehensive income.

(k) Financial instruments

(i) Financial assets

Recognition and measurement

The Company recognizes a financial asset in its statement of financial position when the Company becomes party to the contractual provisions of the instrument. All financial assets are initially recorded at fair value plus directly attributable transaction costs and classified as either (i) financial assets subsequently measured at amortized cost, (ii) financial assets subsequently measured at fair value through other comprehensive income or (iii) financial assets subsequently measured at fair value through profit or loss. The basis of classification takes into consideration both the Company's business model for managing and the contractual cash flow characteristics of the financial assets.

A financial asset is measured at amortized cost if the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(k) Financial instruments (continued)

(i) Financial assets (continued)

Recognition and measurement (continued)

A financial asset is measured at fair value through profit or loss unless it is measured at amortised cost or at fair value through other comprehensive income. Fair value changes in financial assets classified as fair value through profit or loss, if any, are recognized in the consolidated statement of operations and comprehensive income.

Derecognition

A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired.

(ii) Financial liabilities

Recognition and measurement

All financial liabilities are initially recorded at fair value less transaction costs. All financial liabilities are subsequently measured at amortized cost using the effective interest method, except for:

- financial liabilities at fair value through profit or loss;

- financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies;

- financial guarantee contracts;

- commitments to provide a loan at a below‐market interest rate; and

- contingent consideration recognized by an acquirer in a business combination to which IFRS 3, Business combinations, applies.

An entity may, at initial recognition, irrevocably designate a financial liability as measured at fair value through profit or loss when a contract contains one or more embedded derivatives, or when doing so results in more relevant information, because either (a) it eliminates or significantly reduces a measurement or recognition inconsistency (i.e. an accounting mismatch); or (b) a group of financial liabilities or financial assets and financial liabilities is managed, and its performance is evaluated on a fair value basis.

Fair value changes of financial liabilities classified as fair value through profit or loss, if any, are recognized in the consolidated statement of operations and comprehensive income.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(l) Share‐based compensation

The Company has a share option plan and share unit plan which are described in note 16. The Company records all share‐based compensation for options using the fair value method with graded vesting. Under the fair value method, share‐based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged over the vesting period to the consolidated statement of operations and comprehensive income. The offset is credited to equity reserves ratably over the vesting period, after adjusting for the number of awards that are expected to vest. For share options, the fair value of share‐based compensation awards is determined at the date of grant using the Black‐Scholes option pricing model.

Expenses recognized for unvested forfeited awards are reversed. For awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations and comprehensive income.

Where the terms of an equity‐settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share‐based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

For cash‐settled share‐based payments, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Cash-settled awards are fair valued using the number of estimated vested awards multiplied by the share price of the Company's common shares, and including an estimate of relevant performance factors, if applicable. The corresponding share‐based compensation expense is recognized over the vesting period of the award. As these awards will be settled in cash, the liability is remeasured at fair value at each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense in the consolidated statement of operations and comprehensive income in the period incurred.

(m) Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred income tax. Income tax is recognized in the consolidated statement of operations and comprehensive income, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date.

A deferred income tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future income tax asset will be recovered, it does not recognize the asset.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

3. Significant accounting policies (continued)

(m) Income taxes (continued)

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non‐monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to the translation of the deferred income tax balance from local statutory accounts to functional currency accounts are included in deferred income tax expense or recovery in the consolidated statement of operations and comprehensive income.

(n) Income per share

Basic income per share is computed by dividing net income per the year by the weighted average number of common shares outstanding during the year. The computation of diluted income per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options that are used to purchase common shares at the average market price during the year.

4. Changes in accounting standards

(a)  Accounting standards adopted during the year

There were no new accounting standards effective January 1, 2024 that impacted these consolidated financial statements.

(b) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of December 31, 2024:

IFRS 18

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, a new standard on presentation and disclosure in financial statements with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its 'operating profit or loss'. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is evaluating how IFRS 18 will impact the disclosures in its consolidated financial statements in future periods.

IFRS 7 and 9

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments (IFRS 7 and IFRS 9), which included clarification that a financial liability is derecognized on the ‘settlement date’; an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met; clarification on how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance-linked features; and requires additional disclosures under IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event. The amendments to IFRS 7 and IFRS 9 will be effective for annual reporting periods beginning on or after January 1, 2026. The amendments to IFRS 7 and IFRS 9 are not expected to have a material impact on the Company’s consolidated financial statements.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

5. Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the judgements, estimates and assumptions used in these consolidated financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

The accounting judgements and estimates which have the most significant effect on these financial statements are as follows:

Judgements

Business combinations

The Company has concluded that the AGM constitutes a business and, therefore, the Acquisition is accounted for in accordance with IFRS 3, Business Combinations. Acquisitions of businesses are accounted for using the acquisition method of accounting.

Assessment of indicators of impairment or impairment reversal of MPP&E

The Company considers both external and internal sources of information in assessing whether there are any indications that the value of its MPP&E is impaired, or if a previously recognized impairment has reversed. External sources of information the Company considers include changes in the market, economic and legal environment in which it operates that are not within its control and affect the recoverable amount of the Company's MPP&E. Internal sources of information the Company considers include the manner in which MPP&E is being used or is expected to be used and indications of economic performance of the assets. The judgements are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these assumptions, which may impact the recoverable amount of the assets. In such circumstances, the carrying value of the Company's MPP&E may be impaired or a prior period's impairment charge reversed with the impact recorded in the consolidated statement of operations and comprehensive income.

Estimates

Purchase price accounting

The measurement of consideration transferred and fair value of assets acquired and liabilities assumed required the Company to make certain judgements and estimates taking into account information available at the time of acquisition about future events, including but not limited to: estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, reclamation and closure costs, timing of development of the Nkran pit, future gold prices, discount rates and tax rates.

Deferred and contingent consideration

The Company has made estimates in determining the fair value as of the reporting date of contingent consideration payable to Gold Fields associated with the Acquisition.  Estimates include the timing of production from the Nkran pit, future gold prices and selection of discount rates. Changes to these estimates may result in actual payments in the future differing from the amounts currently recorded in these financial statements.

Mineral reserves

Estimates of the quantities of proven and probable mineral reserves form the basis for the Company's life‐of‐mine plans, which are used for accounting purposes, including: the calculation of depletion expense, the capitalization of stripping costs, and the forecasting and timing of cash flows related to the asset retirement provisions and impairment assessments, if any. To the extent that these estimates of proven and probable mineral reserves vary, there could be changes in depletion expense, stripping assets, asset retirement provisions and impairment charges (or reversals) recorded.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

5. Significant accounting judgements and estimates (continued)

Estimates (continued)

Depletion of MPP&E

Estimates are made of recoverable ounces in the Company's mining properties, which are depleted based on ore tonnes contained in proven and probable mineral reserves. To the extent that changes are made to the estimate of proven and probable mineral reserves, the depletion charge may change.

Estimates are also made of the waste and ore tonnes in each identified component or phase of operating open pit mines, as capitalized stripping costs are depleted based on ore tonnes contained. The estimated ratio of waste to ore is also the basis on which the Company determines the amount of stripping costs to capitalize. Changes in the estimate of waste and ore tonnes may change the related depletion charge of capitalized stripping costs or the rate at which future costs are capitalized.

Plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the plant or equipment vary, future depreciation charges may change.

Measurement of inventory costs

The Company estimates quantities of ore in stockpiles and recoverable gold contained in gold-in-process and gold on hand in order to determine the cost of inventories and the weighted average costs of gold sold during the year. To the extent that these estimates vary, production costs of gold may change.

Net realizable value of inventories

Estimates of net realizable value are based on the most reliable evidence available, at the time that the estimates are made, of the amount that the inventories are expected to realize. In order to determine the net realizable value of gold on hand, gold‐in‐process and stockpiled ore, the Company estimates future metal selling prices, production forecasts, realized grades and recoveries, timing of processing, and future costs to convert the respective inventories into saleable form, if applicable. Reductions in metal price forecasts, increases in estimated future costs to convert, reductions in the number of recoverable ounces, and a delay in timing of processing can result in a write‐down of the carrying amounts of the Company's stockpiled ore inventory.

Materials and supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, to the extent net realizable value of materials and spares must be estimated, replacement costs of the materials and spare parts are generally used as the best estimate of net realizable value.

Current and deferred Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Levels of future taxable income are affected by, among other things, the price of gold, quantities of proven and probable mineral reserves, production costs, and foreign currency exchange rates.

Where tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

5. Significant accounting judgements and estimates (continued)

Estimates (continued)

Asset retirement provisions

Provisions for reclamation and closure cost obligations represent management's best estimate of the present value of the future cash outflows required to settle closure cost liabilities. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows, the timing of those cash outflows and selection and application of discount and inflation rates. These assumptions are formed based on environmental and regulatory requirements or the Company's environmental policies which may give rise to constructive obligations. The Company's assumptions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimates, and changes in any of the above factors may result in a change to the provision recognized by the Company. Changes to these estimates and judgements may result in actual expenditures in the future differing from the amounts currently recorded in these financial statements.

6. Acquisition of control of the AGM

On March 4, 2024, the Company completed the acquisition of Gold Fields' 45% interest in the AGM JV. Following the closing of the Acquisition, the Company owns a 90% interest in AGGL, the entity which holds the AGM's mining concessions and licenses, a 100% interest in Adansi Gold Company (GH) Ltd., an entity which holds exploration licenses in Ghana, and a 100% interest in Shika Group Finance Limited. The Company also acquired a 100% interest in GFI Netherlands B.V. (subsequently renamed to Galiano Gold Netherlands B.V.), the entity through which Gold Fields held its former 45% interest in the JV.

The objective of the Acquisition was to consolidate ownership of the AGM and obtain control of the asset.

The Company began consolidating the operating results, cash flows and net assets of the AGM commencing on March 4, 2024.

The total consideration payable to Gold Fields comprised the following:

  $65.0 million in cash on closing;

  issuance of 28.5 million common shares of the Company on closing;

  $55.0 million of deferred consideration comprised of a:

    $25.0 million cash payment on or before December 31, 2025; and

    $30.0 million cash payment on or before December 31, 2026 (collectively "Deferred Consideration")

The Deferred Consideration is to be paid in cash subject to the Company's right to satisfy up to 20% of each payment with common shares of the Company, subject to Gold Fields not owning more than 19.9% of the Company's issued and outstanding common shares at that time; and

  $30.0 million cash payment contingently payable upon production of 100,000 gold ounces from the Nkran deposit ("Contingent Consideration").

Gold Fields also received a 1% net smelter return royalty on production from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production ("Nkran Royalty"). Galiano has a right of first refusal on any full or partial disposition of the Nkran Royalty by Gold Fields.

For accounting purposes, the consideration also includes the fair value of the Company's pre-existing investments in the JV, specifically the preferred shares and equity accounted investment.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

6. Acquisition of control of the AGM (continued)

The estimated fair value of consideration paid to Gold Fields as of the acquisition date is summarized as follows:

Fair value
$
Cash	65,000
Common shares (1)	32,490
Deferred consideration(2)	47,628
Contingent consideration(3)	13,337
Nkran royalty(4)	3,030
Fair value of consideration paid for 45% interest in AGM	161,485
Fair value of Galiano's previously held 45% interest	136,485
Fair value of consideration	297,970

(1) The common share consideration fair value is based on a value of $1.14 per share, being the closing price of the Company's common shares on the NYSE American on March 4, 2024.

(2) The Deferred Consideration fair value was estimated using a discounted cash flow model and applying a 6.3% discount rate.

(3) The Contingent Consideration fair value was estimated using a discounted cash flow model and applying a 14.5% discount rate.

(4) The Nkran Royalty fair value was estimated using a discounted cash flow model and applying a forecast long-term gold price of $1,725 per ounce and a discount rate of 14.5%.

The fair value of the Company's previously held 45% interest in the JV is comprised of the fair value of preferred shares amounting to $46.8 million (see note 9) and the fair value of the Company's previous equity investment of $89.7 million (see note 10).

An allocation of the purchase price is presented in the table below.

Fair value
$
Assets acquired
Cash and cash equivalents	112,502
Accounts receivable	102
Inventories	41,158
Value added tax receivables	7,885
Prepaid expenses and other	5,509
Reclamation deposits	5,308
Mineral properties, plant and equipment	244,584
Liabilities assumed
Accounts payable and accrued liabilities	(44,475)
Lease liabilities	(19,176)
Asset retirement provisions	(53,537)
Net assets acquired	299,860
Non‐controlling interest	(1,890)
Net assets attributable to Galiano	297,970

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

6. Acquisition of control of AGM (continued)

The Company expensed $2.5 million of acquisition-related costs during the year ended December 31, 2024, which are presented as transaction costs in the Statement of Operations and Comprehensive Income (year ended December 31, 2023 - $0.4 million).

Since the acquisition on March 4, 2024, the assets acquired from the AGM contributed $231.3 million of revenue and $26.4 million of net income. Had the transaction occurred on January 1, 2024, the AGM would have contributed revenue of $265.2 million and net income of $35.2 million for the year ended December 31, 2024.

7. Cash and cash equivalents

	December 31, 2024	December 31, 2023
	$	$
Cash held in banks	23,454	15,827
Short‐term investments	82,321	39,443
Cash and cash equivalents	105,775	55,270

The Company's short‐term investments are held with highly rated Canadian financial institutions. The weighted average interest rate earned on short-term investments at December 31, 2024 was approximately 4.0% (as at December 31, 2023 - 5.5%).

8. Inventories

The following table summarizes inventories held by the Company as at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	$	$
Gold dore on hand	10,216	‐
Gold‐in‐process	2,229	‐
Ore stockpiles	12,117	‐
Supplies	18,268	‐
Total inventories	42,830	-

9. Financial assets

On closing of the Acquisition, the Company derecognized its preferred share investment in the AGM JV. The following table summarizes the change in the carrying amount of the Company's preferred shares held in the JV for the years ended December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
	Number of shares	$	$
Balance, beginning of year	132,400,000	70,165	66,809
Fair value adjustment for the year	‐	1,654	3,356
Redemption of preferred shares during the year	(25,000,000)	(25,000)	‐
Derecognition on closing of Acquisition	(107,400,000)	(46,819)	‐
Balance, end of year	-	-	70,165

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

9. Financial assets (continued)

Prior to closing the Acquisition, the Company re-measured the fair value of the preferred shares to $71.8 million and recorded a positive fair value adjustment of $1.7 million in finance income for the year ended December 31, 2024 (year ended December 31, 2023 - fair value adjustment of $3.4 million recognized in finance income).

Prior to closing of the Acquisition, the AGM JV made a $25.0 million preferred share redemption to the Company, which was subsequently used to pay Gold Fields a portion of the cash consideration under the Acquisition.

10. Asanko Gold Mine joint venture

On March 4, 2024, the Company ceased to apply the equity method of accounting for its previous 45% interest in the AGM JV. For the period from January 1, 2024 to March 3, 2024, the Company recognized its 45% share of the JV net earnings which amounted to $2.4 million (year ended December 31, 2023 - share of net earnings of $31.7 million).

Prior to closing of the Acquisition, the Company remeasured its equity investment in the AGM JV to fair value and recorded a $1.4 million gain on derecognition of its equity investment in the JV for the year ended December 31, 2024.

The following table summarizes the change in the carrying amount of the Company's investment in the AGM JV for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of year	85,818	54,148
Company's share of the JV's net income for the year	2,432	31,670
Fair value adjustment on derecognition	1,416	‐
Derecognition on closing of Acquisition	(89,666)	‐
Balance, end of year	-	85,818

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

11. Mineral properties, plant and equipment

		Exploration	Plant,
		and	buildings
	Mineral	evaluation	and	Right-of-use	Assets under	Corporate
	interests	assets	equipment	assets	construction	assets	Total
	$	$	$	$	$	$	$
Cost
As at December 31, 2022	‐	‐	‐	623	‐	461	1,084
Additions	‐	‐	‐	‐	‐	35	35
As at December 31, 2023	‐	‐	‐	623	‐	496	1,119
Acquired under the Acquisition (note 6)	12,421	3,964	180,817	19,176	28,206	‐	244,584
Additions	67,060	‐	‐	27,816	5,658	19	100,553
Change in asset retirement provisions (note 13(b))	10,628	‐	‐	‐	‐	‐	10,628
Transfers	17,895	‐	14,185	‐	(32,080)	‐	‐
As at December 31, 2024	108,004	3,964	195,002	47,615	1,784	515	356,884

Accumulated depreciation and depletion
As at December 31, 2022	‐	‐	‐	(346)	‐	(406)	(752)
Depreciation expense	‐	‐	‐	(104)	‐	(38)	(142)
As at December 31, 2023	‐	‐	‐	(450)	‐	(444)	(894)
Depreciation and depletion expense	(9,970)	‐	(5,672)	(10,889)	‐	(30)	(26,561)
As at December 31, 2024	(9,970)	-	(5,672)	(11,339)	-	(474)	(27,455)

Net book value:
As at December 31, 2023	‐	‐	‐	173	‐	52	225
As at December 31, 2024	98,034	3,964	189,330	36,276	1,784	41	329,429

Additions to mineral interests include capitalized stripping costs at the Abore pit of $58.9 million during the year ended December 31, 2024 (year ended December 31, 2023 - nil).

Depreciation and depletion expense recognized in the Statement of Operations and Comprehensive Income for the year ended December 31, 2024 includes a credit of $2.8 million to depreciation expense, which was capitalized to inventory (year ended December 31, 2023 - nil).

Refer to note 21 for depreciation expense on corporate fixed assets, which is recorded within general and administrative expenses.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

12. Lease liabilities

The following table shows the movement in lease liabilities of the Company for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of year	203	314
Leases assumed in Acquisition (note 6)	19,176	‐
Leases entered into during the year	27,816	‐
Lease payments	(13,400)	(127)
Interest expense	5,077	16
Total lease liabilities, end of period	38,872	203

Less: current portion of lease liabilities	(15,937)	(125)
Total non-current portion of lease liabilities	22,935	78

During the year ended December 31, 2024, the Company incurred $71.7 million relating to variable lease payments under mining services and other mining related contracts which have not been included in the measurement of lease liabilities (year ended December 31, 2023 - nil).

13. Provisions

(a) Legal provision

In 2019, a services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25.0 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract yet made an award to the counterparty of approximately $13.0 million plus interest for services rendered. The AGM, consistent with the arbitration ruling, maintains the view that there was no breach of contract, and all contractual amounts were paid as due. The AGM therefore is undertaking an appeals process in the Court of Appeal in Ghana. A provision of $7.0 million has been recorded as of December 31, 2024 (December 31, 2023 - $7.0 million), which represents management's best estimate to settle the claim. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

13. Provisions (continued)

(b) Asset retirement provisions

The following table shows the movement in asset retirement provisions of the Company for the year ended December 31, 2024:

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of year	‐	‐
Assumed in Acquisition (note 6)	53,537	‐
Change in estimate, post‐acquisition	8,360	-
Accretion expense	2,246	‐
Change in estimate	2,268	‐
Reclamation undertaken during the year	(351)	‐
Total asset retirement provisions, end of year	66,060	-

The asset retirement provisions consist of reclamation and closure costs for the AGM's mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

As at December 31, 2024, the AGM's reclamation cost estimates were discounted using a long‐term risk‐free discount rate of 4.5%. $8.4 million of the change in estimate during the year was due to measuring the asset retirement provisions in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets post-acquisition rather than in accordance with IFRS 3, Business Combinations, which requires a market-based discount rate to be applied to estimated reclamation and closure costs in the purchase price accounting.

14. Deferred and contingent consideration

In accordance with the Acquisition agreement, certain consideration payable to Gold Fields is deferred in time or contingent upon certain future events. The Company recognized the following financial liabilities at fair value as of the acquisition date, which were subsequently remeasured as of December 31, 2024 in accordance with IFRS 9, Financial Instruments ("IFRS 9").

	December 31, 2024	December 31, 2023
	$	$
Deferred Consideration	50,109	-
Contingent Consideration	16,873	-
Nkran Royalty	4,388	-
Total deferred and contingent consideration	71,370	-

Less: current portion of Deferred Consideration	(23,535)	-
Total non-current portion of deferred and contingent consideration	47,835	-

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

14. Deferred and contingent consideration (continued)

(a) Deferred consideration

$55.0 million of the aggregate consideration payable to Gold Fields is deferred with $25.0 million due on or before December 31, 2025 and $30.0 million due on or before December 31, 2026. The Company estimated the fair value of the Deferred Consideration at initial recognition by discounting the contractual future cash flows at a discount rate of 6.3%, resulting in a fair value of $47.6 million as of March 4, 2024. After initial recognition, the Deferred Consideration was measured at amortized cost.

 For the year ended December 31, 2024, the Company recognized accretion expense of $2.5 million in finance expense (note 23(b)) in the Statement of Operations and Comprehensive Income.  The $25.0 million payment due to Gold Fields on or before December 31, 2025 has been presented as a current liability in the Statement of Financial Position.

The following table summarizes the change in the carrying amount of the Deferred Consideration for the year ended December 31, 2024:

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of year	‐	‐
Initial recognition at fair value (note 6)	47,628	‐
Accretion expense	2,481	‐
Balance, end of year	50,109	-

(b) Contingent consideration

$30.0 million of the aggregate consideration payable to Gold Fields is contingent upon 100,000 gold ounces being produced from the Nkran deposit. The Company estimated the fair value of the Contingent Consideration by discounting forecast future cash flows based upon the expected payment date from the current life of mine plan at a discount rate of 14.5%, resulting in a fair value of $13.3 million as of March 4, 2024.

In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss.  As such, the Company remeasured the fair value of the Contingent Consideration to $16.9 million at December 31, 2024 and recognized a $3.5 million fair value adjustment in finance expense (note 23(b)) in the Statement of Operations and Comprehensive Income for the year ended December 31, 2024 .  In estimating the fair value at December 31, 2024, the Company applied the same assumptions as the March 4, 2024 fair value calculation. The Contingent Consideration falls within level 3 of the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Contingent Consideration for the year ended December 31, 2024:

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of year	‐	‐
Initial recognition at fair value (note 6)	13,337	‐
Change in fair value during the year	3,536	‐
Balance, end of year	16,873	-

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

14. Deferred and contingent consideration (continued)

(c) Nkran royalty

Gold Fields is entitled to a 1% net smelter return royalty on gold revenue generated from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production. The Company estimated the fair value of the Nkran Royalty by discounting forecast future cash flows at a discount rate of 14.5%, resulting in a fair value of $3.0 million as of March 4, 2024. The gold price assumption applied in estimating future royalty payments was based on long-term consensus prices of $1,725 per ounce as of the Acquisition date.

In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss.  As such, the Company remeasured the fair value of the Nkran Royalty to $4.4 million as of December 31, 2024 and recognized a $1.4 million fair value adjustment in finance expense (note 23(b)) in the Statement of Operations and Comprehensive Income for the year ended December 31, 2024. In estimating the fair value at December 31, 2024, the Company updated its long-term gold price assumption to $2,050 per ounce. The Nkran Royalty falls within level 3 of the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Nkran Royalty for the year ended December 31, 2024:

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of year	‐	‐
Initial recognition at fair value (note 6)	3,030	‐
Change in fair value during the year	1,358	‐
Balance, end of year	4,388	-

15. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

(b) Issued and outstanding common shares

	Number of shares	Amount
	$	$
Balance, January 1, 2023	224,943,453	579,591
Issued pursuant to exercise of stock options (note 16(a))	29,333	28
Balance, December 31, 2023	224,972,786	579,619
Issued on closing of Acquisition (note 6), net of issuance costs	28,500,000	32,449
Issued pursuant to exercise of stock options (note 16(a))	3,605,160	4,135
Balance, December 31, 2024	257,077,946	616,203

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

15. Share capital (continued)

(c) Base shelf prospectus

On December 21, 2022, the Company filed a final short form base shelf prospectus (the "Prospectus") under which the Company may sell from time‐to‐time common shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $300 million. The Prospectus had a term of 25‐months from the filing date. As of December 31, 2024, no securities were issued under the Prospectus. Subsequent to December 31, 2024, the Prospectus expired with no securities being issued during its term.

16. Equity reserves and long‐term incentive plan awards

The Company has a stock option plan and a share unit plan under which restricted share units (“RSUs”), performance share units (“PSUs”), deferred share units (“DSUs”) and phantom share units may be awarded to directors, officers, employees and other service providers. All awards under the share unit plan may be designated by the Company’s Board of Directors to be settled in either cash, shares or a combination thereof. As at December 31, 2023, all units previously granted had been determined by the Board to be cash-settled. For awards granted under the share unit plan in 2024, the Board determined that the units would be settled in either cash or shares by resolution at the vesting date. Given the Company's historical practice of settling all share units in cash, all units were treated as cash settled as at December 31, 2024 and were recognized as liabilities at fair value accordingly.

Under the two plans, when combined, the number of shares issuable cannot exceed 9% of the issued and outstanding common shares of the Company. Specifically, shares reserved for issuance under the share unit plan, when designated as equity‐settled, may not exceed 5% of the issued and outstanding common shares of the Company. Share units designated as cash settled units at the grant date will not be considered in computing the limits of the share unit plan. Units designated at the time of grant as being settled in either cash or shares, at the Board's discretion, are considered in computing limits under the share unit plan as they may be dilutive upon vesting.

As all RSUs, PSUs, DSUs and phantom share units are accounted for as cash-settled awards, and they represent financial liabilities that are recorded at fair value at each reporting date and adjusted for the completed proportion of the vesting period, with any changes recorded as shared-based compensation expense in the Statement of Operations and Comprehensive Income. The financial liability associated with these cash-settled awards is recorded in accounts payable and accrued liabilities for amounts expected to be settled within one year, and within other non-current liabilities for amounts to be settled in excess of one year, as of the balance sheet date.

(a) Stock options

Options granted typically vest in one-third increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of five years following the grant date. The fair value of stock options granted is determined using the Black Scholes option pricing model.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

16. Equity reserves and long‐term incentive plan awards (continued)

(a) Stock options (continued)

The following table is a reconciliation of the movement in the number of stock options outstanding for the years ended December 31, 2024 and 2023:

		Weighted average
		exercise price
	Number of Options	C$
Balance, January 1, 2023	8,497,170	1.04
Granted	4,574,000	0.85
Exercised	(29,333)	0.84
Expired/Forfeited	(466,502)	1.13
Balance, December 31, 2023	12,575,335	0.97
Granted	3,534,000	1.31
Exercised	(3,605,160)	1.08
Expired/Forfeited	(1,454,336)	0.98
Balance, December 31, 2024	11,049,839	1.04

For stock options granted during the years ended December 31, 2024 and 2023, the following assumptions were applied in the Black Scholes option pricing model:

	Year ended December 31,
	2024	2023
Expected life of option (years)	3.7	3.7
Forfeiture rate	17.9%	20.3%
Dividend yield	0.0%	0.0%
Risk‐free rate	4.3%	3.5%
Volatility	57.6%	58.0%
Black Scholes fair value per option (in US dollars)	$0.44	$0.32

The following table summarizes stock options outstanding and exercisable as at December 31, 2024:

	Total options outstanding			Total options exercisable
			Weighted			Weighted
		Weighted average	average exercise		Weighted average	average exercise
Range of exercise	Number of	contractual life	price	Number of	contractual life	price
price	options	(years)	C$	options	(years)	C$
C$0.00‐C$1.00	6,228,338	2.80	0.76	2,669,995	2.59	0.71
C$1.01‐C$2.00	4,513,501	3.09	1.34	1,634,501	1.12	1.42
C$2.01‐C$3.00	308,000	1.42	2.24	243,000	0.63	2.20
	11,049,839	2.88	1.04	4,547,496	1.96	1.04

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

16. Equity reserves and long‐term incentive plan awards (continued)

(a) Stock options (continued)

The following table summarizes share-based compensation expense recognized on stock options and aggregate gross proceeds received by the Company on stock option exercises for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
	$	$
Share‐based compensation expense	1,128	1,123
Gross proceeds from stock option exercises	2,843	19

(b) Restricted share units

RSUs granted vest in one-third increments every twelve months following the grant date for a total vesting period of three years.  The following table is a reconciliation of the movement in the number of RSU awards outstanding for the years ended December 31, 2024 and 2023:

	Number of RSUs
	December 31, 2024	December 31, 2023
Balance, beginning of year	564,237	534,508
Assumed in Acquisition	75,760	-
Granted	270,000	366,200
Settled in cash	(302,046)	(279,069)
Forfeited	(59,667)	(57,402)
Balance, end of year	548,284	564,237

For all RSUs granted during the year ended December 31, 2024, the awards vest in three equal tranches over a service period of three years and had an estimated weighted average forfeiture rate of 23.9% (year ended December 31, 2023 - awards granted vest over a service period of three years and had an estimated forfeiture rate of 24.2%).

The following table is a reconciliation of the movement in the RSU liability for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of year	265	169
Assumed in Acquisition	30	-
Awards vested and change in fair value, net of forfeited awards	494	265
Settled in cash	(409)	(169)
Total RSU liability, end of year	380	265
Less: current portion of RSU liability	(281)	(195)
Total non-current RSU liability, end of year	99	70

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

16. Equity reserves and long‐term incentive plan awards (continued)

(c) Performance share units

PSUs granted prior to December 31, 2023 vest in either one-half or one-third increments every twelve months following the grant date for a total vesting period of two or three years. PSUs granted in 2024 have a cliff vesting feature and will vest after a service period of three years.

All PSUs contain performance criteria applied to the number of units that vest. The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies or upon achievement of certain Company strategic objectives. The PSU performance multiplier ranges from 0% to 150%.

The following table is a reconciliation of the movement in the number of PSU awards outstanding for the years ended December 31, 2024 and 2023:

	Number of PSUs
	December 31, 2024	December 31, 2023
Balance, beginning of year	2,501,482	1,739,401
Granted	884,000	1,287,200
Settled in cash	(1,709,427)	(908,429)
Added due to performance condition	191,383	563,857
Forfeited	(390,951)	(180,547)
Balance, end of year	1,476,487	2,501,482

For all PSUs granted during the year ended December 31, 2024, the awards vest in a single tranche after a service period of three years and had an estimated weighted-average forfeiture rate of 20.8% (year ended December 31, 2023 - awards granted vest in one-third increments over a service period of three years and had an estimated weighted-average forfeiture rate of 18.8%).

The following table is a reconciliation of the movement in the PSU liability for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of year	1,497	503
Awards vested and change in fair value, net of forfeited awards	1,909	1,577
Settled in cash	(2,479)	(583)
Total PSU liability, end of year	927	1,497
Less: current portion of PSU liability	(560)	(1,249)
Total non-current PSU liability, end of year	367	248

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

16. Equity reserves and long‐term incentive plan awards (continued)

(d) Deferred share units

DSUs granted vest over a period of one year and will be paid to directors upon their retirement from the Board of Directors of the Company or upon a change of control.

The following table is a reconciliation of the movement in the number of DSU awards outstanding for the years ended December 31, 2024 and 2023:

	Number of DSUs
	December 31, 2024	December 31, 2023
Balance, beginning of year	4,068,275	3,132,000
Granted	1,045,200	1,942,400
Settled in cash	(1,194,975)	(860,875)
Forfeited	(87,600)	(145,250)
Balance, end of year	3,830,900	4,068,275

For all DSUs granted during the years ended December 31, 2024 and 2023, the awards vested over a service period of one year and had an estimated weighted-average forfeiture rate of 0.0%.

The following table is a reconciliation of the movement in the DSU liability for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of year	3,778	1,664
Awards vested and change in fair value, net of forfeited awards	2,927	2,663
Settled in cash	(1,940)	(549)
Total DSU liability, end of year	4,765	3,778

The financial liability associated with cash-settled DSU awards is recorded in accounts payable and accrued liabilities. During the year ended December 31, 2024, $1.9 million of DSUs were paid to former directors of the Company (year ended December 31, 2023 - $0.5 million paid to a former director of the Company).

(e) Phantom share units

On November 6, 2020, the Company granted 1,000,000 cash-settled phantom share units to the Chair of the Board.  The units vested three years from the grant date, but will only become payable upon the Chair's departure from the Board or upon a change of control of the Company, in a cash settlement amount equal to the fair value of 1,000,000 common shares as at the Chair's departure date or date of change of control.

The phantom share units represent a financial liability, as they will be settled in cash, and are marked-to-market at each reporting period end and presented in the Statement of Financial Position within accounts payable and accrued liabilities.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

16. Equity reserves and long‐term incentive plan awards (continued)

(e) Phantom share units (continued)

The following table is a reconciliation of the movement in the phantom share unit liability for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of year	917	381
Awards vested and change in fair value during the year	416	536
Total phantom share unit liability, end of year	1,333	917

17. Non-controlling interest ("NCI")

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of year	-	-
NCI assumed in Acquisition (note 6)	1,890	-
Net earnings attributable to NCI	2,423	-
Balance, end of year	4,313	-

The AGM is wholly-owned by AGGL with the Government of Ghana retaining a 10% free-carried interest. The Government has a nominee on the board of directors of AGGL and is entitled to 10% of declared dividends paid out of the subsidiary; however, the Government does not have to contribute to the subsidiary's capital investment. The Government of Ghana's free-carried interest is considered to be an NCI. For the year ended December 31, 2024, the NCI’s share of AGGL’s net earnings was $2.4 million (year ended December 31, 2023 – nil). However, no dividends shall be paid to the NCI until such time that AGGL has retained earnings, which is expected to occur in the latter half of the life of mine.

18. Revenue

For the period until December 4, 2024, AGGL had an offtake agreement (the "Offtake Agreement") with a special purpose vehicle of RK Mine Finance Master Fund I Limited ("Red Kite") under which the AGM would sell 100% of future gold production from the AGM up to a maximum of 2.2 million ounces. The realized gold sale price was a spot price selected by Red Kite during a nine‐day quotational period following shipment of gold from the mine. The Offtake Agreement was terminated on December 4, 2024 for total cash consideration of $13.1 million, which has been presented as an expense in the Statement of Operations and Comprehensive Income for the year ended December 31, 2024.

Subsequent to the termination of the Offtake Agreement, the Company sold its gold to a London Bullion Market Association registered bank at spot gold prices.

During the years ended December 31, 2024 and 2023, the AGM also sold a portion of its production to the Bank of Ghana under the country's gold buying program. As agreed with Red Kite, gold ounces sold to the Bank of Ghana were considered delivered under the Offtake Agreement, and in consideration the AGM paid to Red Kite a "make whole" payment which was calculated in a similar manner to a nine‐day quotational period. The "make whole" payments made to Red Kite were recognized as a reduction of revenues.

Included in revenue of the Company is $0.5 million relating to by-product silver sales for the year ended December 31, 2024.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

19. Production costs

The following is a summary of production costs by nature recorded by the Company during the years ended December 31, 2024 and 2023.  Note that production costs of the AGM were consolidated by the Company from March 4, 2024 onwards.

	Year ended December 31,
	2024	2023
	$	$
Raw materials and consumables	47,609	‐
Salaries and employee benefits	19,957	‐
Contractors	28,722	‐
Change in stockpile, gold‐in‐process and gold on hand inventories	2,266	‐
Insurance, government fees, permits and other	17,215	‐
Total production costs	115,769	-

For the year ended December 31, 2024, change in inventories included the recognition of purchase price adjustments on stockpile, gold-in-process and gold on hand inventories amounting to an expense of $7.6 million.

20. Royalties

All of the AGM's concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. In addition, the Nkran deposit is subject to an additional 1% royalty on a portion of production as described in note 14(c) and the Esaase deposit is subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee.

On April 3, 2023, the Government of Ghana imposed a special levy, the Growth and Sustainability Levy ("GSL"), on all companies operating in Ghana with an effective date of May 1, 2023. The purpose of the GSL is to support growth and fiscal sustainability of the Ghanaian economy. For mining companies in Ghana, the GSL is levied at a rate of 1% of gold revenues for the fiscal years 2023 to 2025. The Company has presented the 1% GSL within royalties expense in the Statement of Operations and Comprehensive Income.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

21. General and administrative ("G&A") expenses

The following is a summary of G&A expenses incurred during the years ended December 31, 2024 and 2023. G&A expenses include G&A expenses of the AGM from March 4, 2024 onwards.

	Year ended December 31,
	2024	2023
	$	$
Wages, benefits and consulting	(8,004)	(6,276)
Office, rent and administration	(1,431)	(1,316)
Professional and legal	(1,325)	(458)
Share‐based compensation	(6,874)	(6,164)
Travel, marketing, investor relations and regulatory	(944)	(929)
Depreciation	(134)	(143)
Withholding taxes	(1,310)	-
Total G&A expense	(20,022)	(15,286)

22. JV service fee

For the period from January 1, 2024 to March 3, 2024, the Company was the manager and operator of the AGM JV.  For this period, the Company earned a gross service fee of $1.2 million less withholding taxes payable in Ghana of $0.2 million, for a net service fee of $1.0 million, which has been recognized in the Statement of Operations and Comprehensive Income for the year ended December 31, 2024 (year ended December 31, 2023 - gross service fee of $7.2 million less withholding taxes of $1.4 million). The service fee earned from the JV was considered a related party transaction given the Company's previous 45% interest in the JV.

At December 31, 2023, the Company had a related party payable due to the JV of $3.2 million, which was included in accounts payable and accrued liabilities in the consolidated Statement of Financial Position. After the closing of the Acquisition, all intercompany payables were eliminated upon consolidation and, as such, there were no amounts payable at December 31, 2024.

All transactions with related parties have occurred in the normal course of operations.

23. Finance income and expense

(a) Finance income

The following is a summary of finance income recorded by the Company during the years ended December 31, 2024 and 2023.  Finance income earned by the AGM has been consolidated by the Company from March 4, 2024 onwards.

	Year ended December 31,
	2024	2023
	$	$
Fair value adjustment on redeemable preference shares (note 9)	1,654	3,356
Interest income and other	4,199	2,899
Total finance income	5,853	6,255

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

23.  Finance income and expense (continued)

(b) Finance expense

The following is a summary of finance expense recorded by the Company during the years ended December 31, 2024 and 2023.  Finance expense incurred by the AGM has been consolidated by the Company from March 4, 2024 onwards.

	Year ended December 31,
	2024	2023
	$	$
Unrealized losses on gold hedging instruments (note 28(b))	(13,606)	‐
Realized losses on gold hedging instruments (note 28(b))	(9,515)	‐
Interest on lease liabilities (note 12)	(5,077)	(17)
Accretion expense on asset retirement provisions (note 13(b))	(2,246)	‐
Accretion expense on deferred consideration (note 14(a))	(2,481)	‐
Change in fair value of contingent consideration (notes 14(b) and (c))	(4,894)	‐
Other	(485)	(6)
Total finance expense	(38,304)	(23)

24. Income per share

For the year ended December 31, 2024 and 2023, the calculation of basic and diluted income per share is based on the following data:

	Year ended December 31,
	2024	2023
Net income for the year attributable to common shareholders	$6,118	$26,085

Number of shares
Weighted average number of ordinary shares ‐ basic	250,651,506	224,946,412
Effect of dilutive stock options	5,120,572	230,302
Weighted average number of ordinary shares - diluted	255,772,078	225,176,714

For the year ended December 31, 2024, excluded from the calculation of diluted weighted average shares were 558,000 stock options that were determined to be anti-dilutive (year ended December 31, 2023 - 8,271,335 stock options that were determined to be anti-dilutive).

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

25. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due as at December 31, 2024 and 2023.  Note the December 31, 2023 balances exclude the liabilities and commitments of the AGM.

			Over	December 31,	December 31,
	Within 1 year	1 - 5 years	5 years	2024	2023
Accounts payable, accrued liabilities and payable due to related party	48,125	-	-	48,125	5,724
ZCC gold hedges	9,284	4,474	-	13,758	-
Long‐term incentive plan (cash‐settled awards)	6,939	466	‐	7,405	6,457
Mining and other services contracts	18,861	25,729	‐	44,590	‐
Asset retirement provisions (undiscounted)	‐	7,825	67,945	75,770	‐
Deferred and contingent consideration (undiscounted)	25,000	63,972	5,265	94,237	‐
Corporate office lease	83	‐	‐	83	225
Total	108,292	102,466	73,210	283,968	12,406

The zero cost collar ("ZCC") gold hedges commitment represents the mark-to-market fair value of the AGM's current gold hedging program. The settlement amount of these hedges, if any, will be dependent on the price of gold at the settlement date. The portion of the ZCC gold hedge liability that is expected to be settled in greater than one year from the balance sheet date has been presented within other non-current liabilities in the Statement of Financial Position.  The Company does not apply hedge accounting to the ZCC hedges. The ZCC hedges are for 5,000 gold ounces per month for all of 2025 and 2026 (total of 60,000 gold ounces per annum).  The 2025 ZCC hedges have a put strike of $2,000/oz and call strikes ranging between $2,515/oz to $2,645/oz, while the 2026 ZCC hedges have a put strike of $2,300/oz and call strikes ranging between $2,962/oz to $3,162/oz.

Long-term incentive plan commitments in less than one year include all DSU awards to directors of the Company, as they are considered to be current as the timing of those payments is beyond the control of the Company in the event that a director was to retire or there is a change of control.

The timing of contingent payments to Gold Fields, totaling $39.2 million, is based upon management's best estimate of when payments would be required to be made based upon the current life of mine plan.

Contingencies

Due to the nature of its business, the Company and its subsidiaries may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.  Refer to note 13(a) for provisions recorded in respect of an outstanding legal claim.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

26. Income tax

(a) Tax expense

Income tax expense differs from the amount that would result from applying Canadian federal and provincial income tax rates to earnings from continuing operations before taxes. These differences result from the following items:

	Year ended December 31,
	2024	2023
	$	$
Average statutory tax rate	27%	27%

Income before income taxes	8,541	26,085

Expected income tax expense	2,306	7,043
Share of net income related to joint venture	(657)	(8,551)
Fair value adjustment on redeemable preferences shares	(447)	(906)
Gain on derecognition of equity investment in joint venture	(382)	‐
Deferred tax assets acquired	(1,867)	-
Share‐based compensation	305	303
Accretion expense on deferred consideration	670	-
Change in fair value of contingent consideration	1,321	-
Growth and sustainability levy	932	-
Adjustments recognized in the current year in relation to prior years	52	(94)
Effect of differences in tax rate in foreign jurisdictions	1,168	(65)
Foreign accrual property income	954	-
Change in unrecognized deferred tax assets	(5,651)	2,264
Non-deductible expenses	1,296	6
Income tax expense	-	-

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

26. Income tax (continued)

(b) Deferred tax assets and liabilities

The significant components of the Company's deferred tax assets and liabilities as at December 31, 2024 and 2023 were as follows:

	Year ended December 31,
	2024	2023
	$	$
Deferred tax assets:
Deferred financing costs	12,952	-
Provisions	3,963	-
Right-of-use asset	22	55
Operating losses	2,462	-
Non-capital losses	12	-
Deferred tax liabilities:
Mineral properties, plant and equipment	(17,330)	-
Asset retirement provisions	(2,046)	-
Lease liabilities	(19)	(55)
Other	(16)	-
Net deferred tax assets (liabilities)	-	-

As at December 31, 2024, the Company has tax losses of $80.0 million (December 31, 2023 - $75.4 million) in Canada which expire between 2029 and 2044.  Additionally, as of December 31, 2024, the Company has tax losses in Ghana of $7.0 million (December 31, 2023 – nil) that expire in 2027.

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	Year ended December 31,
	2024	2023
	$	$
Non-capital losses carried forward	21,590	21,594
Mineral properties, plant and equipment	1,034	250
Investment in associate	-	275
Accounts payable and accrued liabilities	2,036	1,642
Lease liabilities	2,105	8
Asset retirement provisions	22,880	-
Capital losses	2,476	2,476
Other	354	-
Total	52,475	26,245

The aggregate amount of deductible temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized as at December 31, 2024 was $2.0 million (December 31, 2023 - deductible temporary differences of $88.2 million).

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

27. Supplemental cash flow information

The following table summarizes the changes in non-cash working capital for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
	$	$
Accounts receivable	1,027	678
Inventories	1,170	‐
Value added tax receivables	(721)	‐
Prepaid expenses and other	(765)	(9)
Accounts payable and accrued liabilities	(14,526)	1,206
Change in non-cash working capital	(13,815)	1,875

The following table discloses non‐cash transactions impacting the Statements of Cash Flow for the periods presented:

	Year ended December 31,
	2024	2023
	$	$
Change in asset retirement provisions included in MPP&E	10,628	‐
Capitalized leases included in MPP&E	27,816	‐

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

28. Financial instruments

(a) Financial assets and liabilities by categories

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
As at December 31, 2024	$	$	$	$

Financial assets:

Cash and cash equivalents	‐	105,775	105,775	105,775
Accounts receivable	‐	104	104	104
Marketable securities [1]	1,509	‐	1,509	1,509
Total financial assets	1,509	105,879	107,388	107,388

Financial liabilities:
Accounts payable and accrued liabilities [2]	16,223	48,125	64,348	64,348
Lease liabilities	‐	38,872	38,872	38,872
Deferred consideration	‐	50,109	50,109	50,109
Contingent consideration	16,873	‐	16,873	16,873
Nkran royalty	4,388	‐	4,388	4,388
Other non‐current liabilities [2]	4,939	‐	4,939	4,939
Total financial liabilities	42,423	137,106	179,529	179,529

1 Marketable securtities are presented within prepaid expenses and other in the Statement of Financial Position.

2 Accounts payable and other non‐current liabilities include long‐term incentive plan and gold hedge instrument liabilities, which are measured at fair value through profit or loss .

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
As at December 31, 2023	$	$	$	$
Financial assets:
Cash and cash equivalents	‐	55,270	55,270	55,270
Receivables and receivable due from related party	‐	1,060	1,060	1,060
Preferred shares in AGM JV	70,165	‐	70,165	70,165
Total financial assets	70,165	56,330	126,495	126,495

Financial liabilities:
Accounts payable, accrued liabilities and payable due to related party[1]	6,139	5,724	11,863	11,863
Long‐term incentive plan liabilities	318	‐	318	318
Lease liability	-	203	203	203
Total financial liabilities	6,457	5,927	12,384	12,384

1 Accounts payable includes the current portion of long‐term incentive plan liabilities, which are measured at fair value through profit or loss.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

28. Financial instruments (continued)

(b) Derivative instruments

The Company's derivatives are comprised of ZCC gold hedging instruments. The losses on derivatives for the years ended December 31, 2024 and 2023 were comprised of the following:

	Year ended December 31,
	2024	2023
	$	$
Realized losses on ZCC gold hedges	9,515	‐
Unrealized losses on ZCC gold hedges	13,606	‐

(c) Fair value hierarchy

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

Level 1: fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: fair values based on inputs for the asset or liability based on unobservable market data.

Long-term incentive plan liabilities, Contingent Consideration and the Nkran Royalty are recorded at fair value at the reporting date and fall within Level 3 of the fair value hierarchy. The ZCC gold hedging instruments and marketable securities are also recorded at fair value at the reporting date and fall within Level 1 of the fair value hierarchy.

There were no transfers between the fair value levels during the years ended December 31, 2024 or 2023.

Refer to note 14 for a discussion on the valuation technique applied to the Contingent Consideration and Nkran Royalty. Long-term incentive plan liabilities are valued based on the number of outstanding vested awards multiplied by the Company's share price as of the reporting date. ZCC gold hedging instruments and marketable securities are valued using observable market prices.

(d) Financial instrument risks

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are described as follows.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on cash and cash equivalent balances held at banks in Canada, Isle of Man, and Ghana. The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current obligations. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty. The risk of loss associated with cash investments is considered to be low as the majority of the Company's cash and cash equivalents are held with highly rated banking institutions.

As at December 31, 2024, the Company had an $8.3 million value added tax receivable due from the Government of Ghana (December 31, 2023 - nil).

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

28. Financial instruments (continued)

(d) Financial instrument risks (continued)

Credit risk (continued)

The credit risk associated with value added tax receivables is considered to be low, based on historical collection experience. However, should the Government of Ghana not honour its commitments or default on its obligations, the Company may incur losses.

Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company's capital structure. By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due.

Through a combination of the Company's cash balance and interest earned thereon and cash flows generated by the AGM, the Company believes it is in a position to meet all working capital requirements, contractual obligations, and commitments as they fall due. The Company's cash flows, however, and its ability to meet working capital requirements and contractual obligations are significantly influenced by the price of gold and the performance of the AGM. The Company manages its liquidity by ensuring that it can manage spending and provide adequate cash flow to meet all commitments.

As at December 31, 2024, after consideration of the financial liabilities assumed in the Acquisition, the Company continues to maintain its ability to meet its financial obligations as they come due.

Market Risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The average interest rate earned by the Company on its cash and cash equivalents during the year ended December 31, 2024 was 4.6% (year ended December 31, 2023 - 5.2%). A +/-1% change in short-term interest rates during the year would have resulted in a $1.2 million increase or decrease to the Company's interest income for the year ended December 31, 2024 (year ended December 31, 2023 - $0.6 million increase or decrease).

The Contingent Consideration and Nkran Royalty are financial liabilities measured at fair value through profit or loss with fair value determined by reference to a discounted cash flow model. Changes in interest rates would impact the discount rate applied to forecast future cash flows and accordingly the fair value of these financial liabilities. Any change in interest rates would therefore impact the Company's earnings, but would not impact cash payments required to be paid under the terms of the Acquisition agreement. The following table highlights the sensitivity of the fair values related to these financial liabilities for a 1% decrease (increase) in the underlying discount rate.

	Change in fair value
	1% increase to	1% decrease to
	discount rate	discount rate
	$	$
Contingent consideration	(612)	641
Nkran royalty	(218)	229

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

28. Financial instruments (continued)

(d) Financial instrument risks (continued)

Market risk (continued)

(ii) Foreign currency risk

The Company reports its financial statements in US dollars; however, the Company operates in Canada and Ghana which utilizes the Canadian dollar and Ghanaian Cedi, respectively. As a result, the financial results of the Company's operations as reported in US dollars are subject to changes in the value of the US dollar relative to local currencies. Since the Company's gold sales are denominated in US dollars and a portion of the Company's operating and capital costs are in local currencies, the Company may be negatively impacted by strengthening local currencies relative to the US dollar and positively impacted by the inverse.

As at December 31, 2024 and 2023, the Company's exposure to foreign currency risk was limited to the balances presented below. Acronyms of "GHS", "ZAR" and "XOF" refer to the Ghanaian Cedi, South African Rand and West African Franc, respectively.

	Foreign currency amount		USD Equivalent
December 31, 2024	C$	GHS	$
Cash and cash equivalents	220	118,772	8,232
Receivables	53	941	101
Value added tax receivables	‐	122,325	8,328
Accounts payable and accrued liabilities	(1,901)	(121,094)	(9,529)
Long‐term incentive plan liabilities	(10,640)	‐	(7,405)
Lease liabilities	(117)	‐	(83)
Net exposure to foreign currency	(12,385)	120,944	(356)

	Foreign currency amount			USD Equivalent
December 31, 2023	C$	ZAR	XOF	$
Cash and cash equivalents	1,329	742	5,811	1,070
Receivables	33	‐	‐	25
Accounts payable and accrued liabilities	(2,740)	(432)	(36,771)	(2,152)
Long‐term incentive plan liabilities	(8,559)	‐	‐	(6,457)
Lease liability	(270)	‐	‐	(203)
Net exposure to foreign currency	(10,207)	310	(30,960)	(7,717)

A +/-10% change in the prevailing exchange rates as at December 31, 2024, with all other variables held constant, would have resulted in a $0.1 million decrease (increase) to the Company's net income for the year ended December 31, 2024 (year ended December 31, 2023 - $0.8 million decrease (increase) to net income).

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

28. Financial instruments (continued)

(d) Financial instrument risks (continued)

Market risk (continued)

(iii) Price risk

Price risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company is exposed to gold price risk as changes in the gold price may affect the Company's earnings or the value of its financial instruments. The Company's revenue is directly dependent on gold prices which have demonstrated significant volatility and are beyond the Company's control.

From time to time, the Company enters into hedging programs to manage its exposure to gold price risk with an objective of margin protection, specifically during periods of forecast elevated capital spend. The Board of Directors continually assess the Company's strategy towards its gold hedging program. The effectiveness of gold hedging programs is directly dependent on the price of gold and can impact the Company's earnings and cash flows, as the Company remeasures hedging instruments to fair value at each reporting date and may incur realized gains or losses at maturity. Refer to note 28(b) for disclosure of realized losses recorded on the Company's gold hedging instruments during the year.

29. Segmented information

Geographic Information

As at December 31, 2024, the Company has one reportable segment, being the AGM, and has provided segmented information based on geographic location.

Geographic allocation of total assets and liabilities

	Canada	Ghana	Total
December 31, 2024	$	$	$
Current assets	88,190	77,395	165,585
Mineral properties, plant and equipment	111	329,318	329,429
Other non‐current assets	-	5,339	5,339
Total assets	88,301	412,052	500,353
Current liabilities	33,255	77,560	110,815
Non‐current liabilities	48,300	93,469	141,769
Total liabilities	81,555	171,029	252,584

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

29. Segmented information (continued)

Geographic Information (continued)

	Canada	West Africa	Total
December 31, 2023	$	$	$
Current assets	57,084	10	57,094
Property, plant and equipment and right‐of‐use assets	225	-	225
Other non‐current assets	‐	155,983	155,983
Total assets	57,309	155,993	213,302
Current liabilities	8,475	3,513	11,988
Non‐current liabilities	396	‐	396
Total liabilities	8,871	3,513	12,384

Geographic allocation of the Statement of Operations and Comprehensive Income

For the year ended December 31, 2024:

	Canada	Ghana	Total
	$	$	$
Revenue	-	231,339	231,339
Cost of sales:
Production costs	-	(115,769)	(115,769)
Depreciation and depletion	-	(23,603)	(23,603)
Royalties	-	(13,957)	(13,957)
Income from mine operations	-	78,010	78,010

Termination of offtake agreement	-	(13,063)	(13,063)
General and administrative expenses	(17,984)	(2,038)	(20,022)
Exploration and evaluation expenditures	‐	(6,142)	(6,142)
Share of net income related to joint venture	‐	2,432	2,432
Service fee earned as operators of joint venture	976	‐	976
Gain on derecognition of equity investment in joint venture	1,416	‐	1,416
(Loss) income from operations and joint venture	(15,592)	59,199	43,607

Transaction costs	(2,492)	‐	(2,492)
Finance income	3,926	1,927	5,853
Finance expense	(7,394)	(30,910)	(38,304)
Foreign exchange loss	(87)	(36)	(123)
Net (loss) income and comprehensive (loss) income for the year	(21,639)	30,180	8,541

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

29. Segmented information (continued)

Geographic Information (continued)

For the year ended December 31, 2023:

	Canada	West Africa	Total
	$	$	$
Share of net earnings related to joint venture	‐	31,670	31,670
Service fee earned as operators of joint venture	5,747	‐	5,747
General and administrative expenses	(15,037)	(249)	(15,286)
Exploration and evaluation expenditures	‐	(2,009)	(2,009)
(Loss) income from operations and joint venture	(9,290)	29,412	20,122

Transaction costs	(378)	-	(378)
Finance income	2,899	3,356	6,255
Finance expense	(22)	(1)	(23)
Foreign exchange gain (loss)	110	(1)	109
Net (loss) income and comprehensive (loss) income for the year	(6,681)	32,766	26,085

30. Capital management

The Company's objectives in managing capital are to ensure that the Company has the financial capacity to support its operations with sufficient capability to manage unforeseen operational, economic and/or industry developments, such that the Company has the capital and capacity to support its long‐term growth strategies, and to provide returns for shareholders and benefits for other stakeholders. The Company defines capital that it manages as total shareholders' equity, being a total of $243.5 million as at December 31, 2024 (December 31, 2023 - $200.9 million).

The Company is not subject to externally imposed capital requirements or covenants.

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company's working capital requirements associated with ongoing operations and corporate development plans. The Company does not currently pay dividends. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company's investment policy is to invest its cash in highly liquid short‐term interest‐bearing investments with maturities of 180 days or less from the original date of acquisition.

The Company has not made any changes to its policies and processes for managing capital during the year.

GALIANO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(In thousands of United States Dollars, unless otherwise noted)

31. Related parties

In addition to the service fee earned as operator of the JV (see note 22) prior to closing of the Acquisition, the Company's related party transactions included compensation paid to key management personnel, being the directors and executive officers of the Company, which was as follows for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
	$	$
Salaries and benefits	1,621	1,873
Share‐based compensation	5,092	4,671
Total compensation paid to related parties	6,713	6,544